

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 12, 2017

Jeffrey G. Ludwig
Executive Vice President and Chief Financial Officer
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, IL 62401

> **Re: Midland States Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 5, 2017**
> **File No. 333-221909**

Dear Mr. Ludwig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services